January 26, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ballast Point Brewing & Spirits, Inc. (the “Company”)

Registration Statement on Form S-1, File No. 333-207480

Request for Withdrawal

Ladies and Gentleman:

The Company hereby applies for withdrawal of the Company’s Registration Statement (File No. 333-207480) on Form S-1 confidentially submitted to the Securities and Exchange Commission (the “Commission”) on August 6, 2015 and confidentially amended on September 9, 2015 and September 21, 2015 and filed with the Commission on October 19, 2015 and amended on October 29, 2015 (the “Registration Statement”), together with all exhibits thereto. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement was abandoned due to the acquisition of the Company. Since the Registration Statement was not declared effective by the Commission, no shares of common stock as described in the Registration Statement were sold.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact myself at (858) 790-6900 or Cheston J. Larson of Latham & Watkins LLP at (858) 523-5435.

Sincerely,

BALLAST POINT BREWING & SPIRITS, INC.

By:	/s/ James A. Buechler
James A. Buechler
President and Chief Executive Officer

cc:	Cheston J. Larson, Latham & Watkins LLP